UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 29 August, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 29 August 2024: Publication of Sasol's annual reports for the financial year ended 30 June 2024

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

PUBLICATION OF SASOL'S ANNUAL REPORTS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2024

The following reports covering Sasol's financial year ended 30 June 2024 have been published on the Sasol website:

1. Integrated Report
2. Annual financial statements
3. Tax Report

Sasol's annual financial statements for the year ended 30 June 2024, on which KPMG, our external auditors, expressed an unmodified opinion, were published on 20 August 2024.

Copies of all the aforementioned reports can be obtained free of charge by downloading copies from the Company's website, https://www.sasol.com/investor-centre or by requesting copies from Sasol Investor Relations by means of either:

- an e-mail to investor.relations@sasol.com; or
- written correspondence posted to Private Bag X10014, Sandton, 2196, South Africa.

Sasol's annual report on Form 20-F, to be filed with the United States (US) Securities and Exchange Commission (SEC), will follow.

Note to holders of Domestic Medium-Term Notes

Sasol's report on the application of the King IV report on corporate governance for South Africa 2016 (King IV) incorporated by reference in the Domestic Medium-Term Note programme, have accordingly been replaced and are available at: https://www.sasol.com/who-we-are/corporate-governance/application-king-iv-code. The King IV application report will also be made available for inspection, at the election of the person requesting inspection, through a secure electronic connection.

29 August 2024
Johannesburg

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor

Rand Merchant Bank (a division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 August 2024	By:	/sgd/H Joubert
		Name: H Joubert
		Title: Acting Group Company Secretary